UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
 (Amendment No. 1)
Actions Semiconductor Co., Ltd.
(Name of Issuer)

Ordinary Shares, Par Value US$0.000001 per share
 (Title of Class of Securities)

00507E107
 (CUSIP Number)
Niccolo CHEN
Room 906, 9/F No.2, Lane 150, Sec. 5 Xinyi Road
Xinyi District
Taipei City 110
Taiwan (Republic of China)
 Tel No. (886) 227 585 565 ext 511
With a copy to:

Virginia Tam
K&L Gates LLP
44th Floor, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
 Tel. No. (852) 2230 3535
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2016
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507E107
1.	Names of Reporting Persons Middlesex Holdings Corporation Inc
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,497,999 ordinary shares (1). Mr. LIN, Yung-Chieh may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,497,999 ordinary shares (1). Mr. LIN, Yung-Chieh may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,497,999 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.64%(2)
14.	Type of Reporting Person CO

--
(1) In the form of 1,186,553 ordinary shares and 1,885,241 American depository shares, each representing six ordinary shares.

(2) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons LIN, Yung-Chieh
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,497,999 ordinary shares (1). Middlesex Holdings Corporation Inc may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,497,999 ordinary shares (1). Middlesex Holdings Corporation Inc may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,497,999 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.64%(2)
14.	Type of Reporting Person IN

--
(1) In the form of 1,186,553 ordinary shares and 1,885,241 American depository shares, each representing six ordinary shares.

(2) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Rich Dragon Consultants Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,540,000 ordinary shares. Mr. CHANG Jr-Neng may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,540,000 ordinary shares. Mr. CHANG Jr-Neng may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,540,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.66%(1)
14.	Type of Reporting Person CO

--
(1) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons CHANG Jr-Neng
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,540,000 ordinary shares. Mr. CHANG Jr-Neng may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,540,000 ordinary shares. Mr. CHANG Jr-Neng may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,540,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.66%(1)
14.	Type of Reporting Person IN

--
(1) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Nutronics Technology Corporation
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,550,656 ordinary shares. Mr. LEE Fu Chi may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,550,656 ordinary shares. Mr. LEE Fu Chi may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,550,656 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.66%(1)
14.	Type of Reporting Person CO

--
(1) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons LEE Fu Chi
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,550,656 ordinary shares. Nutronics Technology Corporation may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,550,656 ordinary shares. Nutronics Technology Corporation may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,550,656 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.66%(1)
14.	Type of Reporting Person IN

--
(1) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Uniglobe Securities Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,128,371 ordinary shares. Mr. Chun Mei CHEN De Chang may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,128,371 ordinary shares. Mr. Chun Mei CHEN De Chang may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,128,371 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.92%(1)
14.	Type of Reporting Person CO

--
(1) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Chun Mei CHEN De Chang
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dominican Republic
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,128,371 ordinary shares. Uniglobe Securities Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,128,371 ordinary shares. Uniglobe Securities Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,128,371 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.92%(1)
14.	Type of Reporting Person IN

--
(1) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

Item 1.           Security and Issuer

This Amendment amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by and among Surrey Glory Investments Limited, Chang Yung Sen, Supernova Investment Inc., Chen, Hsuan-Wen (aka Niccolo Chen), Tongtong Investment Holding Co., Ltd., Lee, Yun-Chin, Perfectech International Ltd, Lewis Chi-Tak Lo, Allpremier Investment Ltd, Ma Yingna, Octovest International Holding Co., Ltd., Pan, I-Ming (aka Robin Pan), Ventus Corporation, and Tang Hsin (collectively the “Original Reporting Persons”) on May 23, 2016 relating to the ordinary shares, par value $0.000001 per share (the “Original Statement”) of the Issuer. American depositary shares (“ADSs”), each representing six Ordinary Shares of the Issuer are trading on the NASDAQ Global Market.  The address of the principal executive offices of the Issuer is No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Except as provided herein, this statement does not modify any of the information previously reported on the Original Statement. Capitalized terms not otherwise defined herein shall have their respective meanings given to them in the Original Statement.

Item 2.           Identity and Background

Item 2 is hereby amended by adding the following corporate entities and their respective control persons (the “Additional Reporting Persons”) to the list of Holding Companies and Controlling Persons in the Original Statement:

Holding Companies:

	Name	Jurisdiction of incorporation
8	Middlesex Holdings Corporation Inc (“Middlesex”)	British Virgin Islands
9	Rich Dragon Consultants Limited (“Rich Dragon”)	British Virgin Islands
10	Nutronics Technology Corporation (“Nutronics”)	British Virgin Islands
11	Uniglobe Securities Limited (“Uniglobe”)	British Virgin Islands

Controlling Persons:

	Name	Citizenship
8	LIN, Yung-Chieh	Republic of China
9	CHANG Jr-Neng	Republic of China
10	LEE Fu Chi	New Zealand
11	Chun Mei CHEN De Chang	Dominican Republic

Item 5.           Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following to the table setting forth each Reporting Person’s interest in the securities of the Issuer:

	Name of Reporting Person	Ordinary Shares in which the Reporting Person has shared voting and dispositive power*	Beneficial Ownership Percentage
8	Middlesex	12,497,999	5.64%
8a	LIN, Yung-Chieh	12,497,999	5.64%
9	Rich Dragon	12,540,000	5.66%
9a	CHANG Jr-Neng	12,540,000	5.66%
10	Nutronics	12,550,656	5.66%
10a	LEE Fu Chi	12,550,656	5.66%
11	Uniglobe	13,128,371	5.92%
11a	Chun Mei CHEN De Chang	13,128,371	5.92%

* including ordinary shares and underlying ADSs.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following is hereby added after the second paragraph in Item 6 of the Original Statement:

“On July 8, 2016, Middlesex, Rich Dragon, Nutronics, and Uniglobe executed and delivered a Deed of Adherence to the Consortium Agreement, pursuant to which each of Middlesex, Rich Dragon, Nutronics, and Uniglobe became a party to the Consortium Agreement and thus a member of the Consortium. Copies of the Deeds of Adherence executed and delivered by Middlesex, Rich Dragon, Nutronics, and Uniglobe are attached hereto as Exhibits 4, 5, 6 and 7 respectively, and are incorporated herein by reference.”

On July 8, 2016, the Original Reporting Persons and Additional Reporting Persons entered into a Joinder Agreement (the “Joinder Agreement”) to the Joint Filing Agreement, as defined and described in the Schedule 13D, pursuant to which they agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each party of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  A copy of the Joinder Agreement is attached hereto as Exhibit 8 and is incorporated herein by reference.”

Item 7.           Material to Be Filed as Exhibits

Item 7 of the Original Statement is hereby amended and supplemented to add the following exhibits:

Exhibit 4	Deed of Adherence to the Consortium Agreement by and between Middlesex, Rich Dragon, Nutronics and Uniglobe dated July 8, 2016.
Exhibit 5	Joinder Agreement to the Joint Filing Agreement by and between the Original Reporting Persons and the Additional Reporting Persons, dated July 8, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
July 8, 2016
SURREY GLORY INVESTMENTS LIMITED

By:  /s/ CHANG Yung Sen
Name: CHANG Yung Sen
Its: Sole director

CHANG YUNG SEN

  /s/ CHANG Yung Sen

SUPERNOVA INVESTMENT INC.

By:  /s/ CHEN, Hsuan-Wen
Name: CHEN, Hsuan-Wen (aka Niccolo CHEN)
Its: Sole director

CHEN, HSUAN-WEN (aka NICCOLO CHEN)

 /s/ CHEN, Hsuan-Wen

TONGTONG INVESTMENT HOLDING CO., LTD.

By:  /s/ LEE, Yun-Chin
Name: LEE, Yun-Chin
Its: Sole director

LEE, YUN-CHIN

  /s/ LEE, Yun-Chin

PERFECTECH INTERNATIONAL LTD

By:  /s/ Lewis Chi-Tak LO
Name: Lewis Chi-Tak LO
Its: Sole director

LEWIS CHI-TAK LO

  /s/ Lewis Chi-Tak LO

ALLPREMIER INVESTMENT LTD

By:  /s/ MA Yingna
Name: MA Yingna
Its: Sole director

MA YINGNA

  /s/ MA Yingna

OCTOVEST INTERNATIONAL HOLDING CO., LTD.

By:  /s/ PAN, I-Ming
Name: PAN, I-Ming (aka Robin PAN)
Its: Sole director

PAN, I-MING (aka Robin PAN)

  /s/ PAN, I-Ming

VENTUS CORPORATION

By:  /s/ TANG Hsin
Name: TANG Hsin
Its: Sole director

TANG HSIN

  /s/ TANG Hsin

MIDDLESEX HOLDINGS CORPORATION INC

By:  /s/ LIN, Yung-Chieh
Name: LIN, Yung-Chieh
Its: Sole director

LIN, YUNG-CHIEH

  /s/ LIN, Yung-Chieh

RICH DRAGON CONSULTANTS LIMITED

By:  /s/ Chang, Jr-Neng
Name: Chang, Jr-Neng
Its: Sole director

CHANG JR-NENG

  /s/ Chang, Jr-Neng

NUTRONICS TECHNOLOGY CORPORATION

By:  /s/ LEE Fu Chi
Name: LEE Fu Chi
Its: Sole director

LEE FU CHI

  /s/ LEE Fu Chi

UNIGLOBE SECURITIES LIMITED

By:  /s/ CHUN MEI CHEN DE CHANG
Name: CHUN MEI CHEN DE CHANG
Its: Sole director

CHUN MEI CHEN DE CHANG

                                   /s/ CHUN MEI CHEN DE CHANG

ANNEX A
BUSINESS ADDRESSES, EXECUTIVE OFFICERS AND DIRECTORS
 OF THE REPORTING PERSONS

I.	HOLDING COMPANIES

Section I of Annex A is hereby amended by adding the following to the end of item 7 of the table of Holding Companies thereof:

8
MIDDLESEX

The business address of Middlesex is No. 9, Ln. 456, Sec. 2, Chenggong Rd., Neihu Dist., Taipei City 114, Taiwan (Republic of China).

Middlesex’s sole director is Mr. LIN, Yung-Chieh, whose principal occupation and citizenship are set forth below. Mr. LIN shares the same business address with Middlesex.

9
RICH DRAGON

The business address of Rich Dragon is 13F, No. 88, Sec. 1, Liujia 1st Rd., Zhubei City, Hsinchu County 302, Taiwan (Republic of China).

Rich Dragon’s sole director is Mr. CHANG Jr-Neng, whose principal occupation and citizenship are set forth below. Mr. CHANG shares the same business address with Rich Dragon.

10
NUTRONICS

The business address of Nutronics is 1 Dunn Road, Panmure, Auckland 1072, New Zealand.

Nutronics’ sole director is Mr. LEE Fu Chi, whose principal occupation and citizenship are set forth below. Mr. LEE shares the same business address with Nutronics.

11
UNIGLOBE

The business address of Uniglobe is No. 70, Hatuey Street, Los Maestros City, Santo Domingo, Dominican Republic.

Uniglobe’s sole director is Mr. Chun Mei CHEN De Chang, whose principal occupation and citizenship are set forth below. Mr. CHEN shares the same business address with Uniglobe.

II.	CONTROLLING PERSONS

Section II of Annex A is hereby amended by adding the following to the end thereof:

8a	LIN, Yung-Chieh
	Business Address	Principal Occupation	Citizenship
	No. 9, Ln. 456, Sec. 2 Chenggong Rd., Neihu Dist. Taipei City 114, Taiwan (Republic of China)	Entrepreneur	Republic of China
9a	CHANG Jr-Neng
	Business Address	Principal Occupation	Citizenship
	13F, No. 88, Sec. 1 Liujia 1st Rd., Zhubei City Hsinchu County 302, Taiwan (Republic of China)	Entrepreneur	Republic of China
10a	LEE Fu Chi
	Business Address	Principal Occupation	Citizenship
	1 Dunn Road Panmure Auckland 1072 New Zealand	Entrepreneur	New Zealand
11a	Chun Mei CHEN De Chang
	Business Address	Principal Occupation	Citizenship
	No. 70, Hatuey Street Los Maestros City, Santo Domingo Dominican Republic	Entrepreneur	Dominican Republic

EXHIBIT INDEX
Exhibit 7.01	Joint Filing Agreement by and between the Reporting Persons, dated May 18, 2016.*

Exhibit 7.02	Consortium Agreement by and among the Holding Companies, dated May 18, 2016.*

Exhibit 7.03	Proposal Letter to the board of directors of the Issuer from Supernova, dated May 19, 2016.*

Exhibit 7.04	Deed of Adherence to the Consortium Agreement by and between Middlesex, Rich Dragon, Nutronics and Uniglobe dated July 8, 2016.

Exhibit 7.05	Joinder Agreement to the Joint Filing Agreement by and between the Original Reporting Persons and the Additional Reporting Persons, dated July 8, 2016.

*Previously filed.